1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ____________.)

TSMC Reports Fourth Quarter EPS of NT$1.08
Hsinchu, Taiwan, R.O.C., January 25, 2007 — TSMC today announced consolidated revenue of NT$74.96 billion, net income of NT$27.91 billion, and diluted earnings per share of NT$1.08 (US$0.16 per ADS unit) for the fourth quarter ended December 31, 2006.
Year-over-year, fourth quarter revenue decreased 5.4% while net income and diluted EPS decreased 17.7% and 17.8%, respectively. On a sequential basis, fourth quarter results represent a 9.1% decrease in revenue, and a decrease of 14.1% both in net income and in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Fourth quarter business was affected by inventory correction, and revenue came to the mid point of the guidance. Advanced process technologies (0.13-micron and below) accounted for 48% of wafer revenues with 90-nanometer process technology accounting for 22% and 65-nanometer approaching 1% of total wafer sales. Gross margin of 46% reached the mid point of the guidance, while operating margin of 36.6% was close to the high end of guidance. Net margin decreased 2.2 percentage points to 37.2% from the previous quarter.
“The current inventory correction which started in the third quarter of last year is expected to continue through the first quarter of 2007, but we expect the overall demand of our business to begin to recover by the end of first quarter,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Relative to the fourth quarter, the wireless communication segment appears to experience a more severe decline than the consumer and computer segments in the first quarter,” said Ho. “Based on our current business outlook, management’s expectations for first quarter 2007 performance are as follows”:
•	Revenue to be between NT$62 billion and NT$64 billion;

•	Gross profit margin to be between 37% and 39%;

•	Operating profit margin to be between 26% and 28%.
Ho said management also expects that 2007 capital expenditure will be in the range of US$2.6 billion to US$2.8 billion.
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TSMC’s 2006 fourth quarter consolidated results :

			(Unit: NT$ million, except for EPS)
	4Q06	4Q05	YoY	3Q06		QoQ
	Amount*	Amount	Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	74,963	79,228	(5.4)	82,476		(9.1)
Gross profit	34,453	41,313	(16.6)	41,132		(16.2)
Income from operations	27,407	34,409	(20.3)	33,632		(18.5)
Income before tax	29,508	35,589	(17.1)	34,663		(14.9)
Net income	27,912	33,900	(17.7)	32,489		(14.1)
EPS(NT$)	1.08 **	1.31 ***	(17.8)	1.26	****	(14.1)

* 2006 fourth quarter figures have not been approved by Board of Directors
** Based on 25,815 million weighted average outstanding shares
*** Based on 25,809 million weighted average outstanding shares
**** Based on 25,787 million weighted average outstanding shares
TSMC’s 2006 consolidated results :

		(Unit: NT$ million, except for EPS)
	2006	2005	YoY
	Amount*	Amount	Inc. (Dec.) %
Net sales	317,407	266,565	19.1
Gross profit	155,810	118,203	31.8
Income from operations	127,265	90,968	39.9
Income before tax	133,362	94,264	41.5
Net income	127,010	93,575	35.7
EPS(NT$)	4.92 **	3.63 ***	35.5

* 2006 figures have not been approved by Board of Directors
** Based on 25,813 million weighted average outstanding shares
*** Based on 25,776 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 0928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Media Relations Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 25, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer